UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

August 31, 2007
Company name:		Mizuho Trust & Banking Co., Ltd. (“MHTB”)
Representative:	Name:	IKEDA, Teruhiko
	Title:	President & CEO
Address:		2-1 Yaesu 1-chome, Chuo-ku, Tokyo 103-8670, Japan
Stock code number:		8404 Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)

For Immediate Release

Announcement Regarding Repurchase and Cancellation

of Own Shares (Preferred Shares)

MHTB hereby announces that at its meeting held on August 31, 2007, the Board of Directors has adopted the resolution to authorize MHTB to repurchase the First Series Class I Preferred Stock pursuant to Article 157 of the Company Law and in accordance with the particulars described below, in implementation of the resolution approving the repurchase by MHTB of its own shares (preferred shares) under Article 156 of the Company Law which was adopted at its annual general meeting of shareholders held on June 26, 2007. The Board of Directors has also adopted the resolution to authorize MHTB to cancel the First Series Class I Preferred Shares so repurchased pursuant to Article 178 of the Company Law. Please note that Mizuho Financial Group, Inc. is the sole shareholder of the First Series Class I Preferred Stock.

MHTB will cancel the First Series Class I Preferred Stock immediately after it repurchases those shares.

1.	Details of the repurchase

First Series Class I Preferred Stock

(1)	Total number of shares to be repurchased	: 48,000,000 shares (17.1% of issued shares currently outstanding)
(2)	Repurchase price	: 1,250 yen per share
(3)	Total amount of repurchase	: 60,000,000,000 yen
(4)	Repurchase date (Scheduled)	: September 5, 2007

Reference

Details of preferred shares to be repurchased

First Series Class I Preferred Stock

(1)	Original date of issuance	: March 31, 1999
(2)	Number of shares originally issued	: 300,000,000 shares
	(Number of shares currently outstanding	: 280,565,372 shares)
(3)	Price of shares issued	: 500 yen per share
(4)	Total amount issued	: 150 billion yen
	(outstanding balance	: 140,282,686,000 yen)

This news release is intended to make a public announcement and has not been prepared for the purpose of investment solicitation.

Contact: Mizuho Trust & Banking Co., Ltd. Corporate Planning Dept. Tel: 81-3-3274-9015